UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

VOXX INTERNATIONAL CORPORATION

(Name of Issuer)

Class A Common Stock, $.01 Par Value

(Title of Class of Securities)

91829F104

(CUSIP Number)

Beat M. Kahli

c/o Avalon Park Group

3680 Avalon Park Blvd., Suite 300

Orlando, FL 32828

(407) 658-6565

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 6, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	91829F104	Page 2 of 12
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Beat M. Kahli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,625,000 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,625,000 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,625,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☒
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
16.70% (2)
14	TYPE OF REPORTING PERSON
IN

(1)	Beat M. Kahli beneficially owns 288,037 shares of Voxx International Corporation (the “Issuer”) Class A Common Stock (“Class A Shares”) through Avalon Park International, LLC, a limited liability company solely controlled by Mr. Kahli, and 3,336,963 Class A Shares through Kahli Holding AG (“Kahli Holding”), a company of which Mr. Kahli is the controlling shareholder. Jill Kahli, the wife of Mr. Kahli, is the only other shareholder of Kahli Holding.
(2)	Based on 21,707,180 Class A Shares issued and outstanding as of January 8, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2019.

SCHEDULE 13D

CUSIP No.	91829F104	Page 3 of 12
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 84-3730393
Avalon Park International, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
288,037 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
288,037 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
288,037 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☒
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.33% (2)
14	TYPE OF REPORTING PERSON
OO

(1)

Avalon Park International, LLC (“Avalon Park”) holds 288,037 shares of Voxx International Corporation (the “Issuer”) Class A Common Stock (the “Class A Shares”). All of the Class A Shares held by Avalon Park may be deemed to be beneficially owned by Beat M. Kahli as the sole manager and controlling member of Avalon Park.

(2)	Based on 21,707,180 Class A Shares issued and outstanding as of January 8, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2019.

SCHEDULE 13D

CUSIP No.	91829F104	Page 4 of 12
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) None
Kahli Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,336,963 (1)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
3,336,963 (1)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,336,963 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☒
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.37% (2)
14	TYPE OF REPORTING PERSON
CO

(1)	Kahli Holding AG (“Kahli Holding”) holds 3,336,963 shares of Voxx International Corporation (the “Issuer”) Class A Common Stock (the “Class A Shares”). All of the Class A Shares held by Kahli Holding may be deemed to be beneficially owned by Beat M. Kahli as the controlling shareholder of Kahli Holding. Jill Kahli, wife of Mr. Kahli, is the only other shareholder of Kahli Holding.
(2)	Based on 21,707,180 Class A Shares issued and outstanding as of January 8, 2020, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended November 30, 2019.

Introduction

This constitutes Amendment No. 6 to the statement on Schedule 13D filed on behalf of Beat M. Kahli, Avalon Park International, LLC and Kahli Holding AG, dated as of April 13, 2020 (the “Statement”), relating to the Class A Common Stock, $0.01 par value per share (“Class A Shares”), of Voxx International Corporation. The purpose of this Amendment No. 6 is to report an increase in the number of Class A Shares held by the Reporting Persons.

Item 1. Security and Issuer

The Statement on Schedule 13D relates to the Class A Common Stock of Voxx International Corporation (the "Issuer"). The principle offices of the Issuer are located at 2351 J Lawson Blvd., Orlando, FL 32824.

Item 2. Identity and Background.

a)	This statement is being filed jointly by Beat M. Kahli, Avalon Park International, LLC (“Avalon Park”), a limited liability company organized under the laws of the State of Florida, and Kahli Holding AG (“Kahli Holding”), a company organized under the laws of Switzerland (collectively, the “Reporting Persons”).

b)	The business addresses of the Reporting Persons are:

Mr. Kahli:	3680 Avalon Park Blvd., Suite 300, Orlando, FL 32828
Avalon Park:	3680 Avalon Park Blvd., Suite 300, Orlando, FL 32828
Kahli Holding:	Riesbachstrasse 57, 8008 Zurich-Switzerland

c)	Mr. Kahli, a natural person, is the founder, President and CEO of Avalon Park Group; is the sole manager and controlling member of Avalon Park; and is the controlling shareholder of Kahli Holding.

Avalon Park is a limited liability company organized under the laws of the State of Florida. Avalon Park is a private investment entity that seeks appreciation of its assets for the benefit of its owners.

Kahli Holding is a company organized under the laws of Switzerland. Kahli Holding is a private investment entity that seeks appreciation of its assets for the benefit of its owners.

d)	Nothing to report for any of the Reporting Persons.

e)	Nothing to report for any of the Reporting Persons.

f)	Mr. Kahli is a citizen of Switzerland.

Item 3. Source and Amount of Funds or Other Considerations

Mr. Kahli holds 288,037 Class A Shares through Avalon Park and 3,336,963 Class A Shares through Kahli Holding. All of these Class A Shares were purchased using funds from the working capital of Avalon Group and Kahli Holding. Neither Avalon Park nor Kahli Holding purchased any Class A Shares using borrowed funds.

Item 4. Purpose of Transaction

The Reporting Persons acquired the Class A Shares for investment purposes. The Reporting Persons will continue to evaluate their investment in the Class A Shares and may further purchase, hold, vote, trade, dispose or otherwise deal in the Class A Shares, or enter into any hedging or similar transaction with respect to, the Class A Shares, at times and in such manner as they may deem advisable. Any such transactions, if they occur at all, may take place at any time and without prior notice. As part of their evaluation, the Reporting Persons will continue to monitor and assess the Issuer’s assets, liabilities, capital structure, operating performance, business prospects, market valuation and other related matters, as well as prevailing market conditions, alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, industry participants, investment and financing professionals, sources of credit and other investors. The Reporting Persons may also take other actions with respect to their respective investment in the Issuer as they deem appropriate, including, without limitation, seeking board representation, making proposals to the Issuer concerning changes to the operations, strategy, capitalization, governance or ownership structure of the Issuer, or changing their intentions with respect to any and all matters referred to in this Item 4. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer

a)	See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Class A Shares beneficially owned by each of the Reporting Persons as of May 7, 2020.

b)	See items 7 through 10 of the cover pages to this Schedule 13D for the number of Class A Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition as of May 7, 2020.

c)	During the period March 8, 2020 through May 7, 2020, the Reporting Persons have affected the following purchases of Class A Shares:

Purchaser	Trade Date	Amount of Shares	Price per Share	Where/How Effected
Avalon Park International, LLC	3/26/2020	825	$2.61	Open Market
Avalon Park International, LLC	3/26/2020	400	$2.60	Open Market
Avalon Park International, LLC	3/26/2020	2,204	$2.64	Open Market
Avalon Park International, LLC	3/26/2020	1,000	$2.64	Open Market
Avalon Park International, LLC	3/26/2020	2,001	$2.64	Open Market
Avalon Park International, LLC	3/26/2020	298	$2.65	Open Market
Avalon Park International, LLC	3/26/2020	200	$2.64	Open Market
Avalon Park International, LLC	3/26/2020	1	$2.63	Open Market
Avalon Park International, LLC	3/26/2020	1,102	$2.65	Open Market
Avalon Park International, LLC	3/26/2020	1,500	$2.68	Open Market

Avalon Park International, LLC	3/26/2020	1,100	$2.72	Open Market
Avalon Park International, LLC	3/26/2020	1,100	$2.72	Open Market
Avalon Park International, LLC	3/26/2020	300	$2.71	Open Market
Avalon Park International, LLC	3/26/2020	1,900	$2.68	Open Market
Avalon Park International, LLC	3/26/2020	100	$2.65	Open Market
Avalon Park International, LLC	3/26/2020	793	$2.70	Open Market
Avalon Park International, LLC	3/26/2020	207	$2.69	Open Market
Avalon Park International, LLC	3/26/2020	1,506	$2.70	Open Market
Avalon Park International, LLC	3/26/2020	1,177	$2.80	Open Market
Avalon Park International, LLC	3/26/2020	823	$2.79	Open Market
Avalon Park International, LLC	3/26/2020	1,000	$2.80	Open Market
Avalon Park International, LLC	3/26/2020	1,000	$2.80	Open Market
Avalon Park International, LLC	3/26/2020	2,000	$2.79	Open Market
Avalon Park International, LLC	3/26/2020	1,684	$2.80	Open Market
Avalon Park International, LLC	3/26/2020	616	$2.79	Open Market
Avalon Park International, LLC	3/30/2020	5,000	$3.00	Open Market
Avalon Park International, LLC	3/30/2020	1,000	$3.11	Open Market
Avalon Park International, LLC	3/30/2020	1,000	$3.17	Open Market
Avalon Park International, LLC	3/30/2020	1,000	$3.17	Open Market
Avalon Park International, LLC	3/30/2020	1,000	$3.17	Open Market
Avalon Park International, LLC	3/30/2020	2,000	$3.20	Open Market
Avalon Park International, LLC	3/30/2020	2,000	$3.20	Open Market
Avalon Park International, LLC	3/30/2020	2,000	$3.20	Open Market
Avalon Park International, LLC	3/30/2020	2,000	$3.16	Open Market
Avalon Park International, LLC	3/30/2020	10,000	$3.20	Open Market
Avalon Park International, LLC	3/30/2020	3,000	$3.20	Open Market
Avalon Park International, LLC	3/30/2020	3,000	$3.20	Open Market
Avalon Park International, LLC	3/30/2020	3,000	$3.20	Open Market
Avalon Park International, LLC	3/30/2020	3,000	$3.19	Open Market
Avalon Park International, LLC	3/30/2020	3,000	$3.20	Open Market
Avalon Park International, LLC	3/30/2020	3,000	$3.20	Open Market
Avalon Park International, LLC	3/30/2020	3,000	$3.19	Open Market
Avalon Park International, LLC	3/30/2020	2,000	$3.14	Open Market
Avalon Park International, LLC	3/31/2020	1,000	$2.85	Open Market
Avalon Park International, LLC	3/31/2020	3,000	$2.85	Open Market
Avalon Park International, LLC	3/31/2020	1,200	$2.89	Open Market
Avalon Park International, LLC	3/31/2020	2,000	$2.84	Open Market
Avalon Park International, LLC	3/31/2020	1,000	$2.85	Open Market
Avalon Park International, LLC	4/17/2020	2000	$4.35	Open Market
Avalon Park International, LLC	4/17/2020	1600	$4.58	Open Market
Avalon Park International, LLC	4/17/2020	600	$4.56	Open Market
Avalon Park International, LLC	4/17/2020	3000	$4.36	Open Market
Avalon Park International, LLC	4/17/2020	34	$4.61	Open Market
Avalon Park International, LLC	4/17/2020	900	$4.55	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.38	Open Market
Avalon Park International, LLC	4/17/2020	1200	$4.61	Open Market
Avalon Park International, LLC	4/17/2020	400	$4.49	Open Market
Avalon Park International, LLC	4/17/2020	1000	$4.45	Open Market
Avalon Park International, LLC	4/17/2020	1500	$4.43	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.49	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.38	Open Market
Avalon Park International, LLC	4/17/2020	2045	$4.30	Open Market
Avalon Park International, LLC	4/17/2020	1300	$4.50	Open Market
Avalon Park International, LLC	4/17/2020	2994	$4.49	Open Market
Avalon Park International, LLC	4/17/2020	100	$4.42	Open Market
Avalon Park International, LLC	4/17/2020	100	$4.42	Open Market

Avalon Park International, LLC	4/17/2020	2000	$4.46	Open Market
Avalon Park International, LLC	4/17/2020	5635	$4.40	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.42	Open Market
Avalon Park International, LLC	4/17/2020	5	$4.54	Open Market
Avalon Park International, LLC	4/17/2020	800	$4.49	Open Market
Avalon Park International, LLC	4/17/2020	300	$4.36	Open Market
Avalon Park International, LLC	4/17/2020	1900	$4.49	Open Market
Avalon Park International, LLC	4/17/2020	65	$4.48	Open Market
Avalon Park International, LLC	4/17/2020	1000	$4.44	Open Market
Avalon Park International, LLC	4/17/2020	300	$4.45	Open Market
Avalon Park International, LLC	4/17/2020	1200	$4.35	Open Market
Avalon Park International, LLC	4/17/2020	300	$4.32	Open Market
Avalon Park International, LLC	4/17/2020	100	$4.41	Open Market
Avalon Park International, LLC	4/17/2020	700	$4.43	Open Market
Avalon Park International, LLC	4/17/2020	600	$4.38	Open Market
Avalon Park International, LLC	4/17/2020	1300	$4.40	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.60	Open Market
Avalon Park International, LLC	4/17/2020	400	$4.30	Open Market
Avalon Park International, LLC	4/17/2020	2000	$4.37	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.48	Open Market
Avalon Park International, LLC	4/17/2020	3000	$4.33	Open Market
Avalon Park International, LLC	4/17/2020	3600	$4.39	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.39	Open Market
Avalon Park International, LLC	4/17/2020	2200	$4.43	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.42	Open Market
Avalon Park International, LLC	4/17/2020	1300	$4.59	Open Market
Avalon Park International, LLC	4/17/2020	700	$4.49	Open Market
Avalon Park International, LLC	4/17/2020	1400	$4.36	Open Market
Avalon Park International, LLC	4/17/2020	400	$4.29	Open Market
Avalon Park International, LLC	4/17/2020	1300	$4.48	Open Market
Avalon Park International, LLC	4/17/2020	100	$4.32	Open Market
Avalon Park International, LLC	4/17/2020	1215	$4.46	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.36	Open Market
Avalon Park International, LLC	4/17/2020	2365	$4.50	Open Market
Avalon Park International, LLC	4/17/2020	1500	$4.41	Open Market
Avalon Park International, LLC	4/17/2020	1600	$4.61	Open Market
Avalon Park International, LLC	4/17/2020	1102	$4.37	Open Market
Avalon Park International, LLC	4/17/2020	900	$4.48	Open Market
Avalon Park International, LLC	4/17/2020	900	$4.47	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.44	Open Market
Avalon Park International, LLC	4/17/2020	7200	$4.47	Open Market
Avalon Park International, LLC	4/17/2020	2900	$4.48	Open Market
Avalon Park International, LLC	4/17/2020	1290	$4.50	Open Market
Avalon Park International, LLC	4/17/2020	400	$4.43	Open Market
Avalon Park International, LLC	4/17/2020	1500	$4.48	Open Market
Avalon Park International, LLC	4/17/2020	1500	$4.48	Open Market
Avalon Park International, LLC	4/17/2020	6095	$4.50	Open Market
Avalon Park International, LLC	4/17/2020	1300	$4.45	Open Market
Avalon Park International, LLC	4/17/2020	200	$4.37	Open Market
Avalon Park International, LLC	4/17/2020	3100	$4.46	Open Market
Avalon Park International, LLC	4/17/2020	5975	$4.62	Open Market
Avalon Park International, LLC	4/17/2020	6240	$4.50	Open Market
Avalon Park International, LLC	4/17/2020	195	$4.62	Open Market
Avalon Park International, LLC	4/17/2020	3535	$4.33	Open Market
Avalon Park International, LLC	4/17/2020	510	$4.37	Open Market
Avalon Park International, LLC	4/17/2020	100	$4.54	Open Market
Avalon Park International, LLC	4/20/2020	100	$4.21	Open Market

Avalon Park International, LLC	4/20/2020	450	$4.40	Open Market
Avalon Park International, LLC	4/20/2020	482	$4.22	Open Market
Avalon Park International, LLC	4/20/2020	300	$4.23	Open Market
Avalon Park International, LLC	4/20/2020	300	$4.35	Open Market
Avalon Park International, LLC	4/20/2020	1800	$4.52	Open Market
Avalon Park International, LLC	4/20/2020	700	$4.25	Open Market
Avalon Park International, LLC	4/20/2020	800	$4.37	Open Market
Avalon Park International, LLC	4/20/2020	1270	$4.36	Open Market
Avalon Park International, LLC	4/20/2020	1700	$4.62	Open Market
Avalon Park International, LLC	4/20/2020	400	$4.54	Open Market
Avalon Park International, LLC	4/20/2020	461	$4.34	Open Market
Avalon Park International, LLC	4/20/2020	400	$4.31	Open Market
Avalon Park International, LLC	4/20/2020	900	$4.47	Open Market
Avalon Park International, LLC	4/20/2020	1327	$4.50	Open Market
Avalon Park International, LLC	4/20/2020	3700	$4.34	Open Market
Avalon Park International, LLC	4/20/2020	1600	$4.38	Open Market
Avalon Park International, LLC	4/20/2020	3078	$4.60	Open Market
Avalon Park International, LLC	4/20/2020	370	$4.59	Open Market
Avalon Park International, LLC	4/20/2020	300	$4.34	Open Market
Avalon Park International, LLC	4/20/2020	4	$4.45	Open Market
Avalon Park International, LLC	4/20/2020	200	$4.39	Open Market
Avalon Park International, LLC	4/20/2020	100	$4.35	Open Market
Avalon Park International, LLC	4/20/2020	400	$4.58	Open Market
Avalon Park International, LLC	4/20/2020	300	$4.32	Open Market
Avalon Park International, LLC	4/20/2020	100	$4.16	Open Market
Avalon Park International, LLC	4/20/2020	1600	$4.31	Open Market
Avalon Park International, LLC	4/20/2020	1800	$4.40	Open Market
Avalon Park International, LLC	4/20/2020	2900	$4.21	Open Market
Avalon Park International, LLC	4/20/2020	900	$4.37	Open Market
Avalon Park International, LLC	4/20/2020	100	$4.34	Open Market
Avalon Park International, LLC	4/20/2020	100	$4.34	Open Market
Avalon Park International, LLC	4/20/2020	1465	$4.49	Open Market
Avalon Park International, LLC	4/20/2020	1900	$4.39	Open Market
Avalon Park International, LLC	4/20/2020	1600	$4.61	Open Market
Avalon Park International, LLC	4/20/2020	839	$4.38	Open Market
Avalon Park International, LLC	4/20/2020	3700	$4.37	Open Market
Avalon Park International, LLC	4/20/2020	6600	$4.35	Open Market
Avalon Park International, LLC	4/20/2020	7100	$4.40	Open Market
Avalon Park International, LLC	4/20/2020	3148	$4.43	Open Market
Avalon Park International, LLC	4/20/2020	2000	$4.56	Open Market
Avalon Park International, LLC	4/20/2020	200	$4.37	Open Market
Avalon Park International, LLC	4/20/2020	300	$4.16	Open Market
Avalon Park International, LLC	4/20/2020	1000	$4.26	Open Market
Avalon Park International, LLC	4/20/2020	2000	$4.33	Open Market
Avalon Park International, LLC	4/20/2020	400	$4.48	Open Market
Avalon Park International, LLC	4/20/2020	552	$4.63	Open Market
Avalon Park International, LLC	4/20/2020	400	$4.53	Open Market
Avalon Park International, LLC	4/20/2020	200	$4.33	Open Market
Avalon Park International, LLC	4/20/2020	100	$4.32	Open Market
Avalon Park International, LLC	4/20/2020	300	$4.19	Open Market
Avalon Park International, LLC	4/20/2020	4500	$4.34	Open Market
Avalon Park International, LLC	4/20/2020	4400	$4.37	Open Market
Avalon Park International, LLC	4/20/2020	2800	$4.20	Open Market
Avalon Park International, LLC	4/20/2020	400	$4.46	Open Market
Avalon Park International, LLC	4/20/2020	891	$4.44	Open Market
Avalon Park International, LLC	4/20/2020	3700	$4.40	Open Market
Avalon Park International, LLC	4/20/2020	11600	$4.55	Open Market

Avalon Park International, LLC	4/20/2020	763	$4.48	Open Market
Avalon Park International, LLC	4/20/2020	400	$4.33	Open Market
Avalon Park International, LLC	4/20/2020	800	$4.49	Open Market
Avalon Park International, LLC	4/20/2020	100	$4.35	Open Market
Avalon Park International, LLC	4/20/2020	6900	$4.20	Open Market

Kahli Holding AG	03/12/20	18,216	$2.91	Open Market
Kahli Holding AG	03/13/20	6,784	$2.97	Open Market
Kahli Holding AG	03/16/20	5,000	$3.03	Open Market
Kahli Holding AG	03/24/20	48,217	$2.00	Open Market
Kahli Holding AG	03/25/20	33,960	$2.24	Open Market
Kahli Holding AG	03/26/20	21,936	$2.53	Open Market
Kahli Holding AG	03/27/20	7,953	$2.69	Open Market
Kahli Holding AG	03/30/20	34,717	$2.80	Open Market
Kahli Holding AG	03/31/20	50,000	$3.02	Open Market
Kahli Holding AG	04/01/20	42,417	$2.85	Open Market
Kahli Holding AG	04/02/20	100,000	$3.45	Open Market
Kahli Holding AG	04/02/20	85,811	$3.09	Open Market
Kahli Holding AG	04/03/20	100,000	$3.51	Open Market
Kahli Holding AG	04/06/20	103,969	$3.83	Open Market
Kahli Holding AG	04/07/20	325,000	$4.24	Open Market
Kahli Holding AG	04/08/20	300,000	$4.07	Open Market
Kahli Holding AG	04/09/20	182,007	$4.20	Open Market
Kahli Holding AG	04/13/20	232,688	$4.02	Open Market
Kahli Holding AG	04/14/20	268,288	$4.06	Open Market
Kahli Holding AG	04/15/20	250,000	$4.12	Open Market
Kahli Holding AG	04/16/20	70,174	$4.54	Open Market
Kahli Holding AG	04/17/20	29,826	$4.56	Open Market
Kahli Holding AG	04/21/20	25,000	$4.59	Open Market
Kahli Holding AG	04/21/20	25,000	$4.71	Open Market
Kahli Holding AG	04/21/20	25,000	$4.73	Open Market
Kahli Holding AG	04/21/20	23,340	$4.75	Open Market
Kahli Holding AG	04/22/20	15,000	$4.91	Open Market
Kahli Holding AG	04/22/20	16,660	$4.85	Open Market
Kahli Holding AG	04/22/20	15,000	$4.94	Open Market
Kahli Holding AG	04/23/20	16,100	$5.08	Open Market
Kahli Holding AG	04/23/20	10,000	$4.99	Open Market
Kahli Holding AG	04/23/20	10,000	$5.02	Open Market
Kahli Holding AG	04/23/20	10,000	$5.00	Open Market
Kahli Holding AG	04/23/20	10,000	$5.00	Open Market
Kahli Holding AG	04/24/20	13,900	$5.08	Open Market
Kahli Holding AG	04/24/20	10,000	$5.01	Open Market
Kahli Holding AG	04/24/20	10,000	$5.00	Open Market
Kahli Holding AG	04/24/20	7,387	$5.00	Open Market
Kahli Holding AG	04/27/20	2,613	$5.00	Open Market
Kahli Holding AG	05/04/20	25,000	$4.69	Open Market
Kahli Holding AG	05/04/20	25,000	$4.87	Open Market
Kahli Holding AG	05/04/20	25,000	$4.88	Open Market
Kahli Holding AG	05/04/20	21,923	$4.87	Open Market
Kahli Holding AG	05/05/20	25,000	$4.95	Open Market
Kahli Holding AG	05/05/20	28,077	$4.90	Open Market
Kahli Holding AG	05/06/20	25,000	$4.99	Open Market
Kahli Holding AG	05/06/20	25,000	$4.99	Open Market
Kahli Holding AG	05/06/20	25,000	$4.99	Open Market
Kahli Holding AG	05/07/20	25,000	$5.01	Open Market
Kahli Holding AG	05/07/20	25,000	$5.04	Open Market
Kahli Holding AG	05/07/20	25,000	$5.08	Open Market
Kahli Holding AG	05/07/20	25,000	$5.10	Open Market

d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Shares.

e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The individuals named below are employees and/or affiliates of the Reporting Persons and hold the number of Class A Shares set forth opposite their respective names.

Andreas Derzsi:	2,600 Class A Shares
Augustine M. Fragala, III:	30,000 Class A Shares
Richard Kunz:	34,890 Class A Shares

The Reporting Persons disclaim beneficial ownership of all Class A Shares held by such individuals.

Item 7. Material to Be Filed as Exhibits

99.1	Joint Filing Agreement required by Rule 13d-1(k)(1), as filed April 13, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated : May 8, 2020

/s/ Beat M. Kahli
Beat M. Kahli

AVALON PARK INTERNATIONAL, LLC

By:	/s/ Beat M. Kahli
Beat M. Kahli, President

KAHLI HOLDING AG

By:	/s/ Beat M. Kahli
Beat M. Kahli, President